

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2017

Anthony R. Verdi
Chief Financial Officer
InsPro Technologies Corporation
1510 Chester Pike, Suite 400
Eddystone, Pennsylvania 19022

> **Re:** **InsPro Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed June 15, 2017**
> **File No. 333-218766**

Dear Mr. Verdi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: James W. McKenzie, Jr., Esq.
Morgan, Lewis & Bockius LLP